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NOTICE OF CHANGE OF AUDITORS

RE: Notice Regarding Change of Auditor pursuant to National Instrument 51-102 -
Continuous Disclosure Obligations ("NI 51-102")

Notice is hereby given pursuant to Section 4.11 of NI 51-102, of a change in the auditor for Galiano Gold Inc. (the "Company") from KPMG (the "Former Auditor") to Ernst & Young (the "Successor Auditor").

The Former Auditor has resigned effective April 11, 2023. The board of directors of the Company (the "Board") have appointed the Successor Auditor effective April 11, 2023. The Company is grateful to KPMG for its past services to the Company.

There have been no reservations contained in the Former Auditor's reports on any of the Company's audited financial statements, and no reportable events between the Company and the Former Auditor.

In accordance with NI 51-102, this Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor (collectively, the "Reporting Package"), has been reviewed and approved by the Board, and the Reporting Package has been filed on SEDAR.

GALIANO GOLD INC.

/s/ Matthew Freeman

Matthew Freeman, Chief Financial Officer

Dated April 11, 2023

1640-1066 West Hastings Street
Vancouver, BC Canada V6E 3X1

T +1 604.683.8193
F +1 236.259.6066

galianogold.com